Exhibit (a)(1)(ix)

FINAL TRANSCRIPT

EMC—EMC Proposes to Acquire Data Domain

Event Date/Time: Jun. 01. 2009 / 5:00PM ET

CORPORATE PARTICIPANTS

Tony Takazawa

EMC Corporation—VP, IR

Joseph Tucci

EMC Corporation—Chairman, President, CEO

David Goulden

EMC Corporation—CFO, EVP

CONFERENCE CALL PARTICIPANTS

Toni Sacconaghi

Sanford Bernstein—Analyst

Keith Bachman

BMO Capital—Analyst

Rajesh Ghai

Thinkequity—Analyst

Jayson Noland

Robert W. Baird—Analyst

Mark Moskowitz

JPMorgan—Analyst

Ben Reitzes

Barclays Capital—Analyst

Mark Kelleher

Canaccord Adams—Analyst

Brent Bracelin

Pacific Crest Equities—Analyst

Brian Freed

Morgan, Keegan—Analyst

Troy Jensen

Piper Jaffray—Analyst

Aaron Rakers

Stifel Nicolaus—Analyst

PRESENTATION

Operator

Welcome, and thank you for holding. Your lines are on a listen-only for today’s conference call until the question-and-answer session. Today’s call is being recorded. If you have any objections, you may now disconnect. I would like to turn the call over to Mr. Tony Takazawa.

Tony Takazawa—EMC Corporation—VP, IR

Good evening. Welcome to EMC’s call to discuss our proposal to acquire Data Domain. Today we are joined by Joe Tucci, EMC Chairman, President and CEO, David Goulden, EMC Executive Vice President and CFO, and Mark Sorenson, Senior Vice President of EMC’s storage software group.

Joe will spend a few minutes discussing the specifics of our proposal and the strategic rationale of this combination. After Joe’s prepared remarks, we will open up the lines to take your questions. The call this evening will contain forward-looking statements, and information concerning factors that could cause actual results to differ can be found in the EMC filings with the US Securities and Exchange Commission.

A slide presentation including important background information on the proposal is available on EMC’s website. Lastly, I will note that an archive of today’s presentation will be available following the call. With that, it’s my pleasure to introduce Joe Tucci.

Joseph Tucci—EMC Corporation—Chairman, President, CEO

First, let me welcome and thank everyone for joining our conference call today. As Tony alluded to and you’ve undoubtedly seen by now, EMC has made an all cash offer to acquire Data Domain for $30 a share. This is offer is clearly superior to Network Appliance’s proposed offer of $25 per share in cash and stock. EMC has delivered a definitive merger agreement to Data Domain which we are prepared to execute immediately. In order to conclude the transaction quickly, we intend to launch a tender offer for all outstanding Data Domain common shares.

We are looking forward to Data Domain’s Board of Directors reviewing our merger agreement, determining to it be superior, giving notice to Net App and proceeding with EMC. We believe that the combination of EMC’s and Data Domain’s capabilities will enable us to offer the most complete family of next generation backup and archiving solutions. I’m pretty sure the big question on your minds is why and why now?

I would like to start by stating this transaction is all about accelerating growth by executing on a very large and rapidly changing market opportunity. Let’s step back a moment and talk about EMC’s strategic storage growth opportunities. We are focused on three broad markets in storage that are large today, and we are convinced will grow at solid double-digit for several years to come.

The first market we are focused on is the virtualized data center environments that customers are rapidly building out. Here the storage requirement is for consolidated network storage offering operational efficiency, flexibility and control, with significant environmental savings, while assuring higher levels of business continuity. This opportunity we further enhance by the nascent but rapidly building virtual desktop and virtual client environments. Here for the first time, EMC will have an opportunity to store, manage and protect the vast amount of information that sits on client devices.

Our second major growth opportunity is focused on cloud based storage. Our new Atlas product is aimed primarily at storing objects, files, logs, in other words, unstructured data. And our VMAC system, is aimed at more mission critical transactional environments. Both products offer features like being geographically dispersed, having the ability to operate at extremely large scale, are highly secure and are policy driven.

Our third major growth opportunity in storage is a huge opportunity, mainly for next generation back up and archiving solutions. In fact, we believe the total addressable market for this class of solutions will be over $10 billion in 2010. Today’s announcement of our offer to acquire Data Domain is squarely focused on this opportunity and it’s ability to accelerate our combined growth. The back up and archiving market has been highly fragmented and is now undergoing rapid change and evolving from a collection of point products to a converged next generation data protection architecture, which is being made more cost effective by data de-duplication technologies. We at EMC have been all over this opportunity for some time now and we have an impressive set of assets to address it. Such as Avamar, Celerra, our disk libraries, Source One, Networker, and Data Protection Advisor.

Let me take a moment and present the major elements of our next generation backup and archiving strategy and we have some power point slides for you to view on line, to support what I’m going to talk about now. When you think about backup, and you want to do it cost affectively and move it from tape to a disk paradigm, the ability to de-dupe the data, whether from deduplication of redundant data or whether through compression, there are two ways to do this. One is you do it right at the source. Right at the application. And in there what we were saying is we’re at the departmental level and we are at the branch level. And we’re deduplicateing before it’s sent over the network, and then as it’s sent over the network, it is then stored on a central repository. This minimizes not only the amount of storage that you need, but also minimizes the network requirement. This is also ideal for virtual environment because VM, virtual machines, actually look like individual sources.

The second way of deduplicating is you have a set of applications running in your data center, big applications — could be email, it could be an SAP environment, and of course, when these get backed up, again, you need to dedupe them and, of course, the network band width needed for that is much greater. These are duped right in the storage or before the storage, and this called deduping at the target. There are many application I will take you through them, that are better suited for source dedupe and some that are suited for target dedupe.

Go to the next slide, let’s talk about some of those. EMC is the clear leader here with our Avamar product family. And as I said, this relieves bottlenecks and enables greater server consolidation ratios and virtual environments. They are good for remote branches and offices, and again we are getting highest levels of consistency and efficiency, and can not only reduce the amount of information being stored, but we can introduce the pipes. And of course, edge devices themselves. The many PC’s that are out there, you can actually put this code on the PC, and as you are creating information as an individual worker, it can be deduped and compressed before it’s sent to the — sent over the wire. We view this Avamar as tuned for many, many what I will call streams of information that are going on simultaneously in a customer’s environment.

The second as I said, is more where you have bigger — instead of streams, I’ll call it a river of information, flowing as when you are going to backup a DTL. So instead of using an existing application from a vendor like Symantec or our own networker, you have a river of information that’s flowing, that’s doing a backup of an existing application, and you do that on regular time intervals. When that flows, it flows big. We named this target deduplication. You also do it on a NAS or SAN that in a data center for, say, on structured information such as email, and again use it for very high transaction apps like an Oracle application or an SAP application. The view with us is if you have both the source and target, you can combine them to — because there are use cases that just better one way or the other. And by combining them and even having the source eventually flow to the target where you get two levels of efficiency, you can really get to the next generation of backup and archive. And that’s what this is all about is getting there faster and generating more revenue for EMC and its shareholders.

I will close my formal remarks with a few items related to our plans to welcome and integrate Data Domain into EMC. First, we intend to run Data Domain as a product division within EMC, with increased R&D investment. Second, we intend to leverage our global sales organization which is over 9,000 strong and operates in 70 countries around the world. We intend to leverage our extensive network of channel and partner and alliance partners. We intend to leverage our global services organization, all this to assure the acceleration of Data Domain’s product portfolio of products, as well as the adoption of these next generation backup and archiving solutions I took you through. Third, there are some synergies in real estate and areas such as real estate back office G&A, but I repeat, this acquisition is all about accelerating growth.

We look forward to giving the Data Domain employee as warm and heartfelt welcome into the EMC family. Fourth, I would like to remind everyone EMC has a good track record of integrating companies, retaining and growing key talent and achieving results. By the way, you always get this coast to coast, we have over 6,000 talented EMC and VMWare people in California, over 2,000, even without VMWare. And to be clear, we will always cooperate with other industry leaders in backup and archiving software. Companies like Symantec and Computer Associates and IBM Tivoli and Convault, to name a few. We have demonstrated a track record of openness in this regard. Finally, we expect a combination of just three products alone. And I want to repeat, just three products alone.

The Data Domain product set, our own DL 4000 and Avamar to be over one to represent over $1 billion in revenue next year in 2010. This represents an impressive growth rate of over 40%. We expect this acquisition to be non-GAAP EPS neutral this year, and accretive next year. With that, I’m sure you have many questions and I”ll turn it back to Tony to moderate the Q&A portion. Again, thank you for being with us.

Tony Takazawa—EMC Corporation—VP, IR

Before we open up the lines, we ask you try and limit yourself to one question including clarification. Thank you for your cooperation in this matter.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Looks like our first question is coming from Tony Sacconaghi.

Toni Sacconaghi—Sanford Bernstein—Analyst

One question is, you talk — we talked in the past about a string of pearls in terms of your acquisitions. This actually feels a bit more like a whole necklace? I think this is your largest acquisition, $1.8 billion, you’re paying 60 times earnings, five times revenues, it’s substantial. I guess the question is, why did you feel the imperative was so strong to do this deal now. If it was strategically that important, why wasn’t it looked at earlier, particularly when the price was a lot lower. And are you thinking differently about the kinds of moves you need to make now in 2008 than you did in 2005 or 2004, vis-a-vis acquisitions.

Joseph Tucci—EMC Corporation—Chairman, President, CEO

A couple of embedded questions. We didn’t just wake up and say oh, maybe this is a good thing to do. We have been at this for quite awhile, building a strategy, and we’ve had our eye on Data Domain, obviously, somebody moved before we did. And we still felt that you are looking at it as what it is today. But I think even in the standalone mode, you are seeing projections of this Company doing $485 or so million dollars of revenue, $460 million, $480 million of revenue next year. We obviously think we can grow that substantially faster.

With our international presence, with our 9,000 salespeople, with the service organization that we have with our network of partners. And I do believe this is a market, if you look at backup and archiving together, that if you take the success the massive success we are having, and you combine it with the technologies, and go to market capabilities and reputation that Data Domain has, and you put that together, as I said, we can have a substantial market. And you saw our commitment to the shareholders, which the Board will hold us accountable for to exceed a billion dollars. So there’s not many businesses around that have this kind of potential to and are changing this much. And we felt that I wanted to own this technology on both sides, on both the target and the source, and we feel by having ownership on both sides and having much more coordinated development, I do believe that the Company that figures out how to do source and target together is a going be a big winner and it’s a big market. That’s kind of the why.

Tony Takazawa—EMC Corporation—VP, IR

Thanks, Tony. Next question, please.

Operator

Next question comes from Keith Bachman.

Keith Bachman—BMO Capital—Analyst

Joe, similar question if I could. Avamar is something you talked bullishly about, certainly over the last 12 months, and it would seem that that was a technology and product line that you were comfortable with. What’s changed that you feel that you need to be additive to Avamar. I think EMC has in the past looked at dedupe or Data Domain, rather. And now you are taking this step. Where is it complimentary and where is it conflicting and Avamar?

Joseph Tucci—EMC Corporation—Chairman, President, CEO

As you said, without a doubt we are very comfortable. Avamar ranks as one of the top — in terms of return, one of the top three acquisitions we’ve ever done. And we are very impressed with the growth and the future of the product. I wish I could say we saw this clearly up front, but we didn’t. The market and use cases for these two products are highly complimentary but highly different. So in other words, if you’re in a VMWare or hyper V environment and If you want to back up the virtual machines, there is nothing out there that can touch or will touch Avamar. When you are backing up a database with SAP or backing up Exchange email or Sequel server application, you are on the target side.

Think of these as we can do more, with our Backup Advisor product and have these two products working together behind them. It’s just a phenomenal opportunity. You have a highly fragmented market which we are convinced we will do in total over $10 billion in revenue next year. So what would it mean for our shareholders if we can put together a strategy which is incredibly compelling and winning. That’s what we think we’ve done. That’s why we went after this great Company.

Keith Bachman—BMO Capital—Analyst

If I could, will Avamar report — if you acquire Data Domain, will Avamar become part of Data Domain or is that a separate product category?

Joseph Tucci—EMC Corporation—Chairman, President, CEO

More than likely eventually we will put the two in the same business. I have committed to keep Data Domain as a separate product group as part of our EMC product divisions.

It would make sense over time to have these two work together, and having a very focused sales force that’s focusing on as a compliment to everything we have on the backup and archiving space. So that’s how we’ll put this together. And we’ll obviously synergize everything we have in storage. But that’s going to be the winning play to get this eventually — so it’s always the rule, you don’t want to break anything, you want to give them their mission. But again, I think if you have both alternatives in your bag and then have them work together, you can have a better solution for the customer. And that’s going to be the big win over time. It’s going to be a great future inside EMC for the people from Data Domain. And EMC people are equally as excited.

Operator

Our next question comes from Rajesh Ghai.

Rajesh Ghai—Thinkequity—Analyst

Could you provide some color on the presumption of the annual statement that this acquisition is going to be neutral to numbers, in 2009 and accretive in fiscal 2010. And also, if I could follow that up with a third question.

Joseph Tucci—EMC Corporation—Chairman, President, CEO

If you think of the sales force as kind of a — we have a sales force that’s focused within our sales force on backup and recovery. And view this as putting our sales force with their sales force and leveraging the core sales force.

We would put additional products in there. I mentioned Avamar would be a natural because I want to have, instead of saying one size fit all strategy, understanding the customer’s environment, and then using the best solution to solve the customer’s problem. And then of course, I do believe in most installations there is an opportunity, or in most customer environments there is an opportunity for both, because there is activities they do such as DM’s which is better at the source, and there’s activities they use such as backup their transactional ERP or CRMs systems which is better for target. And instead of expertise that understands that market is going to be great.

And having the large sales force and larger channels partner, make sure we bring in international faster, make sure we open up more doors of opportunities. It’s going to be a real win-win. Obviously, there will be a tighter integration of the sales force and a way to combine those resources into a win-win.

And you are right, by the way. When you look at the leadership of the Data Domain sales force, the VPs and above, it is a very high percentage of ex-EMC, so — and of course, there is always contact, and I’m convinced there will be a lot of not only revenue synergies, positive synergies, but there will also be familiar way of operation and culture.

Operator

Our next question comes from Mark Moskowitz.

Mark Moskowitz—JPMorgan—Analyst

Good afternoon. Joe, can you talk about the longer term strategy here, is this really just about moving after backup and archival, or is it also a hedge against the potential for data compression technology to essentially move in to primary storage. And if it does, it’s okay because you are already there then on both sides.

Joseph Tucci—EMC Corporation—Chairman, President, CEO

This is a key technology. And this technology, I talked about two of the uses. But you’re right, there is a third use. It all depends on how your workloads. I’m sure I will be well retired before it’s going to work on high volume transaction processing workloads. But there are sets of production data where these types of technologies — some today, but much, much moreso over the next couple of years will be used in regular production workloads, not high transaction volume rates.

But there are a lot of applications the customers have that don’t have where we can dedupe so-called primary information. Yes, that will be a use case. We have some very good technology there, too. It’s a set of technology that has works with compression, it’s a set of technologies that works at actually reducing redundant data. They’re similar, but they are different, okay. And by picking the best in each class and how we build the systems gives us a lot of flexibility to address the deduping primary data.

Tony Takazawa—EMC Corporation—VP, IR

Next question, please.

Operator

Next question comes from Benjamin Reitzes.

Ben Reitzes—Barclays Capital—Analyst

Yes, thank you very much. Joe, can you give us a little more history of the deal and the relationship in terms of dedupe, you wrote in your letter you were disappointed that you weren’t able to present this deal in the first place. Can you talk about some of the things that might have happened there. There is obviously seems that you probably saw a filing by Net App about when they produced the deal to the employees and some rhetoric there. And there just seems to be a view there that among the DD management that was pretty enthusiastic. So how would you woo these guys come to EMC, a little more detail about how you would do that other than just the money, which is well played out in the release, obviously.

Joseph Tucci—EMC Corporation—Chairman, President, CEO

I’m going to fall back on our track record. If you look at our track record of integrating teams, of keeping talent, of meeting targets, and then match that up against Net Apps, I will take that contest any day of the week. And that’s what we’ve got to point out—rhetoric is rhetoric .

And a lot of these, and more of the sales organization is ex-EMC than they are Net Apps, and there is a lot of BNA. And I think once they get to know us, the rhetoric will go away and substance will come to play. And again, I will stand on our track record, our actions, and they can talk to our people from any of the other many, many mergers and acquisitions we have been through. I just say, I think our track record is second to none, and that’s going to win the day. Talk is cheap and

Tony Takazawa—EMC Corporation—VP, IR

Next question, please.

Operator

Our next question comes from Mark Kelleher.

Mark Kelleher—Canaccord Adams—Analyst

Thanks, following up on the last question, which is pretty much where I wanted to go. Have you had any conversations with Frank and the management over at dedupe?

Joseph Tucci—EMC Corporation—Chairman, President, CEO

Obviously, not recently since once they signed the agreement with Net App, they have a clause which prohibits them from speaking to us. The answer is not recently. But over time, the organizations have had a lot of interaction together.

Mark Kelleher—Canaccord Adams—Analyst

Thanks.